JUST A BABY

Find People,
Make Babies

The Family Dilemma





Everyone has the right to raise a family.

But **over 100m people** are unable to



Single People

Fertility Issues

LGBTQIA+ community

Other Lifestyle Choices











A New Approach









Want to start a family?

Just a Baby connects you..

..with others who can help..

..so you can start your family!











Find People

FIND
Sperm/Eggs/Womb



9:41
15745km Away
People with partners
Singles
Hopeful Parents/Co-Parents
People making family
Angels/Helpers/Donors
People helping out
Eggs
Sperm
Womb
Embryo

SWIPE



9:41
4578 Km Away
Anna, 35
JAB+
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CONNECT



It's a match!
You've matched with Jacob!
Send Message
Keep Searching
Privacy Policy
Need Help?

MAKE BABIES!

Our Story So Far


Daily Active Users
4000
3000
2000
1000
2019
2020
2021

Early 2017
Publicity

Sep' 17
1st Pregnancy

2018
month on month user growth

Early 2019
Subscription Revenue Starts

2019
10k Monthly Active Users

Apr'19
new features encourage more subscriptions

Dec 2020
Ad Revenue Starts
20k Monthly Users

Sep 2021
Upgrade Entire Code Base

SCALE UP

2022
Raise 1st Investment
Expand Growth Team
Engage Fertility Industry

TRACTION



$15,000
$10,000
$5,000
$0
Revenue
May '19
Jul '19
Sep '19
Nov '19
Jan '20
Mar '20
May '20
Jul '20
Sep '20
Nov '20
Jan '21
Mar '21
May '21



Users by Country
United States
United Kingdom
Australia
Canada
Mexico
0
20K
40K
60K
80K

Revenue

30 days $21k

90 days $61k

365 days $225k



5000
4000
3000
2000
1000
0
average
2019-01-01
2019-07-01
2020-01-01
2020-07-01
2021-01-01
createdAt

Zero dollars spent on marketing

BUSINESS MODEL

- CAC – Customer Acquisition Cost

$4.98

(Projected CAC < $1)

- Premium Monthly Subscription

$16.99

- **In-app purchases**
- **Direct Partnerships** w/fertility clinics, & lawyers
- **Ad Revenue**
- **Monetise User Data**



Forecast Avg $ Per User/Month
3
2.5
2
1.5
1
0.5
0
2022
2023
2024
2025
2026
Revenue Per User Targets
Premium
Fertility/Legal
Ads
In-App Purch
User Data

MARKET SIZE: GLOBAL FERTILITY


200M
want babies or can help
10M people
Target Market


$16B
$23B
$31B
$48B
2007
2020
2023
2030

TEAM

Founders

CEO + Strong Tech Duo



Paul Ryan
CEO / cofounder

- CEO Software Co 20yrs
- Product Manager

Vision, People, Processes, Principles.
Paul founded and was CEO of a tech company for the past 20 years, spending much of that time in Product Management.

His success comes from building & mentoring amazing teams and always returning to the customer as the guiding light.

15 year working relationship

Erick Haryono
CTO / cofounder

- Senior Developer
- 20yrs Experience



A senior problem solver, entrepreneur, software architect. Erick brings people together to create a better world. He loves working in a team to share ideas, opinions and solutions.

Erick has over 20 years of full-stack dev experience across a range of technologies. Paul and Erick have been working together on various projects since 2004.

Dual Tech CoFounder

Daniel Campagnoli
SeniorDev / cofounder

- Senior Developer
- 23yrs Experience



I've worked for the past 20 years in large enterprise, financial, defence, telco.
Also been working my butt off with a few startups & mobile apps.
I wrote the base code for JaB and help with scaling as we grow.

Support Team

UX · Legal · Marketing · DataScience · Dev



Advisors

Stephen Page
International Fertility Lawyer



- Fellow of Intl Academy of Family Lawyers
- Representative of American Assoc Artificial Reproductive Treatment
- CoFounder of Assoc. of Family & Conciliation Courts

Dr Mike Cadogan
Physician & Med-Tech Innovator


MEDIC

- Founder LITFL.com
- Expert in Medical Informatics, Social Media & SEO
- Infomatics consultant for Elsevier, BMJ, HealthEngine, Popfossa and FutureHealth
- Passion for med-tech & mobile technology

Competition around Fertility


Mainstream Audience
(single people, partners, the wider LGBTQIA+ community, and more!)
JUST A BABY
CoParents.com
Modamily
Pollentree
Facebook/CraigsList
PrideAngel
Fertility Clinics
Cryobank
Sperm Banks
Limited Audience
(people with fertility issues and gay couples)
Daunting - Stigma - Covert
Easy – Fun - Open
Barriers to Entry

Use of Funds

Sales



Marketing (25%) 1

- App Store Promo
- Publicity
- Content & SEO
- Exploit 1st mover adv

2 **Onboarding (15%)**

- Reduce friction @ onboarding
- increase successful signups

3 **Referrals (15%)**

- Increase Referrals
- Growth Marketing
- AB Testing new features

4 **Retention (20%)**

- Extend the User Journey
- AB Testing new features

New Revenue Channels (25%) 5

- Pricing Strategies
- Engage Fertility & Legal Industry
- Exploit revenue opportunities, eg: new features.

Round info

Valuation (pre-money)	$12M
Round Size	$1M

Exit Opportunities

- Acquisition by Large Fertility Provider
- Match.com/Bumble
- Fertility Industry focused VC
- IPO

JaB Strategic Traits

- Large Diverse Community
- Specific Demographic
- Rapid Growth
- First to market niche
- Audience: ready-to-go parents

How to Invest

We're raising $1M to grow

- Equity CrowdFunding (RegCF)
- Delaware C-Corp
- Seed Round

Be part of the journey.

Investment Portal: https://wefunder.com/justababy

Paul Ryan
Founder
paul@justababy.com

+1 (424) 402-1066

/in/paul-justababy